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                                                                   EXHIBIT 99(a)

Gentlemen,

Due to the change in our profit sharing plan from CIGNA to Wachovia, there will be a short "blackout" period when NO TRADING OF UFP STOCK BY DIRECTORS AND EXECUTIVE OFFICERS WILL BE PERMITTED. This is a result of the new Sarbanes-Oxley law.

The dates for this blackout are May 19 to July 1, 2003.

Thank you for your understanding in this regard. If you have any transactions planned for the second quarter, I recommend you try to complete them prior to the blackout period.

Please call with any questions you may have.

/s/ Matthew J. Missad

Matthew J. Missad
Executive Vice President

MJM:cah